**Exhibit 32.1**

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO SECTION 906**
**OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the quarterly report on Form 10-Q of Intraware, Inc. (the "Company") for the period ended May 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Form 10-Q"), I Peter H. Jackson, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)     The Form 10-Q fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)     The information contained in the Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:    July 10, 2008

/s/  PETER H. JACKSON
Peter H. Jackson
*Chairman,  Chief Executive Officer and President of Intraware, Inc.*
*(Principal Executive Officer)*

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO SECTION 906**
**OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the quarterly report on Form 10-Q of Intraware, Inc. (the "Company") for the period ended May 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Form 10-Q"), I Wendy A. Nieto, Chief Financial Officer and Executive Vice President, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)     The Form 10-Q fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)     The information contained in the Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:    July 10, 2008

/s/  WENDY A. NIETO
Wendy A. Nieto
*Chief Financial Officer and Executive Vice President of Intraware, Inc.*
*(Principal Financial Officer)*